Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 30, 2020

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Ms. Brutlag:

This letter responds to follow up comments relating to Post-Effective Amendment No. 158 (“PEA No. 158”), Post-Effective Amendment No. 169 (“PEA No. 169”), and Post-Effective Amendment No. 170 (“PEA No. 170”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 158, PEA No. 169, and PEA No. 170.

1.	Comment. In connection with the staff’s original comment 23, please provide a marked copy of the prospectus for review.

Response. Registrant represents that the marked copy of the prospectus will be provided under separate cover.

2.	Comment. In connection with the staff’s original comment 28, please either (1) explain to the staff the difference between the 2 scene and 5 scene versions of the algorithm and why they would be deemed substantially similar if the investment objective is met under one of them but not the other or (2) delete from the prospectus the performance of the Cabana 5 composite.

Response. Registrant responds that the Funds’ investment sub-adviser has determined to delete from the prospectus the performance of the Cabana 5 composite.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 30, 2020

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum